July 29, 2015

Via EDGAR and Overnight Delivery

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Gus Rodriguez, Accounting Branch Chief
David Irving, Staff Accountant

Re:	SVB Financial Group

Form 10-K for the Year Ended December 31, 2014

Filed February 26, 2015

File No. 000-15637

Ladies and Gentlemen:

SVB Financial Group (the “Company”) is submitting this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by letter dated July 1, 2015, relating to our Annual Report on Form 10-K for the year ended December 31, 2014, filed with the Commission on February 26, 2015 (the “2014 10-K”), under File No. 000-15637.

In this letter, we have recited the comments from the Staff in italicized, bold type and have followed each comment with our response.

Form 10-K for the Fiscal Year Ended December 31, 2014

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 35

1.	Please disclose in future filings why your impaired commercial software and internet loans on non-accrual status have increased from $3.3 million in 2012 to $27.6 million in 2013 to $33.3 million at December 31, 2014. Please include a discussion of the amount and type of loans included in this impaired category and any individually material loan as compared to total impaired loans for this classification, as appropriate.

Securities and Exchange Commission

Re: SVB Financial Group

July 29, 2015

Despite the continued growth in our total loan portfolio,1 our total impaired loans have remained at low levels — representing 0.42%, 0.47% and 0.27% of the total gross loans as of December 31, 2012, December 31, 2013 and December 31, 2014, respectively.2 While our overall total impaired loans have remained relatively stable over the years, our impaired loans under the Commercial – Software and Internet category have increased over the past three year period of 2012, 2013 and 2014. We attribute the year-over-year increase in our impaired Commercial – Software and Internet loans on non-accrual status over such period primarily to the following, as further discussed below: (i) the growth in our total loans in that category over the three-year period; (ii) our continuing focus on making larger loans in that category; and (iii) five specific loans in the same category, which were impaired in 2013 and 2014 due to certain circumstances that were borrower-specific.

In general, consistent with the year-over-year growth in our total loan portfolio, our Commercial – Software and Internet loans grew 26% from December 31, 2012 to December 31, 2013, and 21% from December 31, 2013 to December 31, 2014. Additionally, we have continued our efforts to lend to larger corporate clients and to underwrite larger loans. As a result, as of December 31, 2013 and December 31, 2014, approximately 40% of loans in our Commercial – Software and Internet loan portfolio represented loans (individually or in the aggregate) to a single client, equal to or greater than $20 million.

More specifically, there were five impaired loans that drove the vast majority of the total impaired loans under the Commercial – Software and Internet category in 2013 and 2014. Three of the five loans were impaired in 2013 and represented approximately 90% of the $27.6 million of impaired Commercial – Software and Internet loans on nonaccrual status as of December 31, 2013. The other two of the five loans were impaired in 2014 and represented approximately 94% of the $33.3 million of impaired Commercial – Software and Internet loans on nonaccrual status as of December 31, 2014. These five loans were in the subcategories of digital content and media, and advertising technology, and each ranged in size from $4.0 million to $27.5 million. The remaining balances of our impaired Commercial – Software and Internet loans as of December 31, 2013 and December 31, 2014, represented a total of 7 and 9 loans, respectively, and were spread across the various loan subcategories under Commercial – Software and Internet.

As noted above, the impairment of each of the five specific loans was attributable to borrower-specific circumstances. We do not believe that these impairments reflected any credit performance issues or trends concerning the Commercial – Software and Internet loan portfolio as

[1]	Total gross loans as of December 31, 2012, December 31, 2013 and December 31, 2014 were $9.0 billion, $11.0 billion and $14.5 billion, respectively.
[2]	Total impaired loan balances as of December 31, 2012, December 31, 2013 and December 31, 2014 were $38.3 million, $51.6 million and $38.1 million, respectively.

Securities and Exchange Commission

Re: SVB Financial Group

July 29, 2015

a whole, or the overall total loan portfolio. Below is additional information about each of the five loans:

•	Two loans were impaired in 2013 primarily due to the negotiated restructuring of the loans, which included debt subordination or repayment deferral, in connection with the sale of the borrower or its assets. Both loans have been fully repaid.

•	One loan was impaired in 2013 primarily due to borrower liquidity and operating performance issues and lack of investor support. The borrower’s assets were later sold, resulting in a partial repayment and partial charge-off of the loan.

•	One loan was impaired in 2014 due to borrower liquidity and operating performance issues and lack of investor support. The borrower subsequently recovered and has fully repaid the loan.

•	The remaining loan (the largest of the five at $27.5 million) became impaired in 2014 due to borrower liquidity and operating performance issues and lack of investor support. The borrower is currently exploring financing and other strategic options. The loan currently remains impaired and outstanding.

In response to the Staff’s comment, we will disclose in future filings, beginning with our Form 10-Q for the quarter ended June 30, 2015: (i) more detailed explanations about the nature and the extent of any material changes in our impaired loans, including in particular, any impaired loans within our Commercial – Software and Internet category; and (ii) a discussion of the amount and type of any material impairments and any individually material loan as compared to total impaired loans for this classification, as appropriate.

Consolidated Financial Condition

Loans, page 65

2.	We note your disclosures regarding the types of loans classified as Commercial-Software and Internet loans as noted in footnote 1 to your loan composition table as well as on pages 8, 27, 65 and Note 8. Given the relative and continual significance of this classification compared to total loans and the fact that different types of loans are included in this classification, please consider the need to provide disaggregated disclosure for any loan category greater than 10% of total loans, not already separately disclosed, in future filings. We note Item III.C.4 of Guide III.

As generally disclosed in our 2014 Form 10-K, we serve technology clients in the software and internet industry in areas such as infrastructure software, applications, software services, digital content and advertising technology. Consistent with that, our Commercial - Software and Internet loan category is comprised of various software-related subcategories, including enterprise applications; infrastructure & software analytics; software services and outsourcing; digital content & media; mobile & telecom infrastructure; and advertising technology. In connection with the filing of our 2014 Form 10-K, we broadened the name of this category from Commercial – Software loans, to Commercial – Software and Internet loans, largely to reflect the diversity within the software industry that is reflected by our client base.

Securities and Exchange Commission

Re: SVB Financial Group

July 29, 2015

We consider all loans reported under our Commercial – Software and Internet loan category to be related to the software industry. We have not had, and currently do not have any loan concentrations, as defined under Guide III, within this loan category that exceeds 10% of total loans. As such, we believe it is appropriate to continue to report Commercial – Software and Internet loans as a single loan concentration category at this time.

We will continue to be mindful of the Guide III disclosure requirements and we will provide any necessary disaggregated disclosures for any loan concentrations greater than 10% of total loans in future filings, as appropriate.

3.	You disclose on page 127 that average impaired loans have increased from $2.2 million in 2012 to $6.3 million in 2013 to $14.4 million at December 31, 2014. Please tell us about the status of the more significant loans that are classified as non-accrual and any other factors that you deemed relevant in classifying the loans as impaired.

Our average impaired Commercial – Software and Internet loans in 2013 and 2014 were primarily driven by five specific loans, as discussed in our response to Comment #1. As noted above, the status of these five loans is as follows: three of the five loans have since been fully repaid, one was partially repaid and partially charged off, and the remaining loan currently remains impaired and outstanding. As also noted above, the factors that we deemed relevant in classifying these five loans as impaired included borrower liquidity issues, borrower operating performance issues, lack of investor support, and in some cases, restructured loan terms involving debt subordination or repayment deferral.

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Securities and Exchange Commission

Re: SVB Financial Group

July 29, 2015

We acknowledge that:

(i)	The Company is responsible for the adequacy and accuracy of the disclosure in the 2014 10-K;

(ii)	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the 2014 10-K; and

(iii)	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

* * * * *

Please acknowledge receipt of this letter by stamping the enclosed duplicate of this letter and returning it to us in the envelope provided.

Please direct your questions or comments to me at (408) 654-7437 or at mdescheneaux@svb.com. Thank you for your assistance.

Very truly yours,

SVB FINANCIAL GROUP

/s/ MICHAEL DESCHENEAUX
Michael Descheneaux
Chief Financial Officer and
Principal Financial Officer